SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY HELD COMPANY

ANNUAL GENERAL MEETING

HELD ON April 28, 2025

1.              DATE, TIME AND PLACE: On April 28, 2025, at 4:00 p.m., in an exclusively digital manner, , pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of resolution 81 of March 29, 2022 of the Securities and Exchange Commission of Brazil (CVM) (“CVM Resolution 81”)the Annual General Meeting of BRASKEM S.A. (“Meeting” and “Company”) was considered held at the head office of the Company located at Rua Eteno, Nº. 1.561, Polo Petroquímico de Camaçari, City of Camaçari, State of Bahia, CEP 42810-000.

2.              CALL NOTICE: Call Notice published in accordance with article 124 of Federal Law 6,404 of December 15, 1976 (“Brazilian Corporations Law”), in the “O Correio da Bahia” newspaper on March 28, March 29 and 30, and March 31, 2025 on pages 11, 52 and 10, respectively, and on the website of said newspaper (https://publicidadelegal.correio24horas.com.br/).

3.              PUBLICATIONS: The following documents were published in accordance with article 133 of Brazilian Corporations Law: the Management Report on the corporate business and the main administrative facts of the fiscal year ended December 31, 2024 was made available to the Shareholders, pursuant to article 133 of the Corporations Law, article 10 of CVM Ruling 81 and article 27, paragraph 1 of CVM Ruling 80, and filed with the CVM on February 26, 2025, and published in the newspaper “Correio da Bahia” as provided in article 124 of the Brazilian Corporations Law and on the website of the same newspaper (https://publicidadelegal.correio24horas.com.br/). The abovementioned documents were made available to shareholders of the Company at its head office and disclosed on the websites of CVM and the Company at least one (1) month before the current date, pursuant to the Brazilian Corporations Law and applicable CVM regulations. Other documents and information related to the agenda, as per CVM Resolution 81 and CVM Resolution 80 of March 29, 2022 (“CVM Resolution 80”), were made available to shareholders through the Empresas.Net System on March 28, 2025, which are also available at the head office of the Company.

4.              ATTENDANCE: Shareholders representing 98.88% of the common shares of the Company and 76.70% of Class A and Class B preferred shares of the Company Participated in the Meeting, as per the attendance lists prepared by the Company, pursuant to article 46-C of CVM Resolution 81, and the records of the electronic remote participation system provided by the Company in accordance with article 47, item III of CVM Resolution 81. Other participants were Mr. Fernando Nascimento, representative of KPMG Auditores Independentes, the independent auditor responsible for auditing the Company's Financial Statements for the fiscal year ended December 31, 2024; Mr. Henrique Jagger, Chairman of the Company's Fiscal Council; Mr. Gesner José de Oliveira Filho, Coordinator of the Company's Compliance and Statutory Audit Committee (“CCAE”); and Messrs. Geraldo Vilaça and Felipe Jens, representatives of the Company's management, who were available to make any clarifications on the items of the Meeting agenda.

5.              PRESIDING BOARD: After the legal quorum was verified, the Meeting was convened, with Mr. Felipe Guimarães Rosa Bon presiding over the Meeting and Ms. Lilian Porto Bruno acting as secretary, who were chosen pursuant to article 16, paragraph 3 of the Bylaws of the Company.

6.              FISCAL COUNCIL REPORT: On February 26, 2025, the members of the Fiscal Council, after examining: (i) the Annual Management Report; and (ii) the Individual and Consolidated Financial Statements and the respective Notes for the fiscal year ended December 31, 2024, which reflect the loss incurred in fiscal year 2024, considering in their analysis the unqualified opinion from KPMG Auditores Independentes, unanimously concluded that the documents analyzed fairly present the financial and equity position of the Company, and in their opinion the documents can be approved by this Meeting.

7.               AGENDA: (i) Examination, discussion and voting on the Financial Statements of the Company containing the Notes, as well as the Reports of the Independent Auditors, the Fiscal Council and the Statutory Compliance and Audit Committee for the fiscal year ended December 31, 2024; (ii) Examination, discussion and voting on the Management Report and respective Management Accounts for the fiscal year ended December 31, 2024; (iii) Election of the members of the Company's Fiscal Council and respective alternates; and (iv) Global annual compensation for the Management and members of the Fiscal Council for fiscal year to end on December 31, 2025.

8.              PRELIMINARY PROCEDURES: Before starting the proceedings, the Presiding Board of the Meeting explained the functioning of the electronic remote participation system provided by the Company and the voting procedure for shareholders participating remotely in the Meeting and informed that: (i) the proceedings would be recorded, which will be archived at the head office of the Company, pursuant to article 30, paragraph 1 of CVM Resolution 81; and (ii) the electronic remote participation system in the Meeting enabled shareholders to listen to the comments of all other shareholders and communicate with the Presiding Board and other participants at the Meeting, thus enabling communication among shareholders. The Chairman of the Meeting also asked whether any of the shareholders participating through the electronic system had submitted their vote through the Absentee Ballot (“Ballot”) and wished to change their vote during the Meeting so that the instructions received through the Ballot could be disregarded, pursuant to article 28, paragraph 2, item II of CVM Resolution 81. Additionally, the Chairman informed that (i) the consolidated summary voting map, which aggregates information from the summary maps of the central depository, the registrar, and the votes sent directly to the Company, was available for consultation by the shareholders present; and (ii) pursuant to Article 9, sole paragraph, of the Bylaws, Class “A” and Class “B” preferred shares have voting rights at the Meeting and will vote jointly with the common shares on the resolutions of the matters on the Agenda.".

9.              RESOLUTIONS: As per proposal of the Chairman of the Meeting, shareholders present unanimously waived the reading of the documents related to the matters to be resolved at the Meeting as they were already provided to shareholders present who are fully aware of them. Shareholders also unanimously authorized the publication of the minutes of this Meeting without the signatures of shareholders, pursuant to article 130, paragraph 2 of the Brazilian Corporations Law. The matters on the agenda were put up for discussion and vote, and the following resolution was taken:

9.1.	FINANCIAL STATEMENTS: To Approve, by majority vote of common shareholders and Class A and Class B preferred shares of the Company, after recording the abstentions, including of those legally barred, as per the vote map in Exhibit I, the Company’s Financial Statements containing the Notes, duly accompanied by Reports from the Company’s independent auditors, KPMG Auditores Independentes, and the Fiscal Council, and the Summarized Annual Report from the Statutory Compliance and Audit Committee, all related to fiscal year ended December 31, 2024.

9.1.1.        Place on record that, as per the Income Statement for the Year, included in the Financial Statements for the fiscal year ended December 31, 2024, the Company incurred loss of BRL 11,320,184,626.99 (eleven billion, three hundred and twenty million, one hundred and eighty-four thousand, six hundred and twenty-six reais and ninety-nine cents), fully recorded under the account 'Accumulated Losses,' now reflecting the total amount of BRL 14,034,197,580.41 (fourteen billion, thirty-four million, one hundred and ninety-seven thousand, five hundred and eighty reais and forty-one cents)

9.2.        MANAGEMENT REPORT AND MANAGEMENT ACCOUNTS: To Approve, by majority votes of common shareholders and Class A and Class B preferred shares of the Company, after recording the abstentions and contrary votes, including of those legally barred, as per the vote map in Exhibit I, the Management Report and Management Accounts of the Company for the year ended December 31, 2024.

9.3.        ELECTION OF MEMBERS OF THE FISCAL COUNCIL AND RESPECTIVE ALTERNATES:

9.3.1.                     In compliance with the prior request of minority shareholders holding preferred shares and Class A and Class B preferred shares issued by the Company, the procedure of separate election of members of the Fiscal Council was installed, as provided for in article 161, paragraph 4, item “a” of Brazilian Corporations Law, so that they were elected for a term beginning on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2025, by majority of the votes of the minority shareholders holding preferred shares who participated separately in the election, without the attendance of shareholders linked to the controlling shareholders, recorded the abstentions and contrary votes, according to the voting map in Exhibit I of these minutes:

9.3.1.1.       Mr. DANIEL ANDRÉ STIELER, Brazilian citizen, married, bank clerk, bearer of Identity Card RG No. 2946719 SESPDS/DF, enrolled with CPF/MF under No. 391.145.110-53, resident and domiciled in the City of Brasília, Distrito Federal, with business address located at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as effective member of the Fiscal Council; and

9.3.1.2.       Mr. OCTAVIO RENÉ LEBARBENCHON NETO, Brazilian citizen, married, businessperson, bearer of Identity Card RG No. 968.251 SSP/SC, enrolled with CPF/MF under No. 500.852.399-68, resident and domiciled in the City and State of São Paulo, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as his respective alternate.

9.3.2.                     Then, it was approved, in a majority election by unanimity votes of the shareholders holding common shares and Class A and Class B preferred shares of the Company, according to the voting map contained in Exhibit I of these minutes, the election or reelection, as the case may be, of the following effective and alternate members of the Company's Fiscal Council, according to the slate composed of shareholders Novonor NSP Investimentos and Petrobras, for a term beginning on this date and ending at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2025, as provided for in articles 42 and 43 of the Company's Bylaws:

As Effective Members:

(i)	Mr. GILBERTO BRAGA, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card RG No. 04722037-1 DETRAN / RJ, enrolled with the CPF/MF under No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(ii)	Ms. ANA PATRÍCIA SOARES NOGUEIRA, Brazilian citizen, divorced, lawyer, bearer of Identity Card RG No. 03.425.863-94 SSP/BA, enrolled with the CPF/MF under No. 535.222.575-53, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo;

(iii)	Mr. MAURICIO NOGUEIRA, Brazilian citizen, married, financial consultant, bearer of Identity Card RG No. 07.996.270-0 DETRAN/RJ, enrolled with the CPF/MF under No. 991.894.537-00, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo; and

(iv)	Mr. PAULO CICERO SILVA NETO, Brazilian citizen, married, accountant, bearer of Identity Card RG No. 25.699.138-8 SSP/SP, enrolled with the CPF/MF under No. 180.006.098-00, resident and domiciled in the City and State of Rio de Janeiro, with business address located at Rua Lemos Monteiro, no. 120, 22nd floor, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo.

As respective alternate members:

(i)	Ms. TATIANA MACÊDO COSTA RÊGO, Brazilian citizen, divorced, business manager, bearer of Identity Card RG No. 08.237.103-27 SSP/BA, enrolled with CPF/MF under No. 951.929.135-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, City of São Paulo, State of São Paulo;

(ii)	Mr. HEIDER JOSUÉ DE AQUINO NASCIMENTO, Brazilian citizen, married, accountant, bearer of Identity Card RG No. 57.335.408-X SSP/SP, enrolled with CPF/MF under No. 481.226.705-63, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, City of São Paulo, State of São Paulo;

(iii)	Mr. CAIO CESAR RIBEIRO, Brazilian citizen, married under partial property ruling, economist, bearer of Identity Card RG No. 36113431-5 DETRAN-RJ, enrolled with CPF/MF under No. 069.942.347-38, resident and domiciled in the City of Niterói, State of Rio de Janeiro, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, City of São Paulo, State of São Paulo; and

(iv)	Ms. FERNANDA BIANCHINI EGERT, Brazilian citizen, married, economist, bearer of Identity Card RG No. 20.175.889-3 DETRAN/RJ, enrolled with CPF/MF under No. 108.986.577-50, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, No. 120, 22nd floor, Butantã, CEP 05501-050, City of São Paulo, State of São Paulo .

9.3.3.             The members of the Fiscal Council and alternates elected herein shall take office withing the legal deadline, by signing the respective terms of investiture drawn up in the proper book, having submitted written declarations, for proper purposes of law, under the penalties of the law, for the purpose of the provisions of Article 37, item II of Law no. 8,934/94, as amended by Article 4 of Law no. 10,194/01, that are not prevented from exercising commercial or management activities in a mercantile company by virtue of criminal conviction, having also submitted, to comply with the provisions of CVM Resolution 80, written statements, according to the terms of the referred instruction, which were filed at the Company's headquarters.

9.3.4.             Based on the elections or re-elections, as the case may be, resolved in this item 9.3, the Company's Fiscal Council is hereby composed as follows:

EFFECTIVE MEMBERS	ALTERNATE MEMBERS
GILBERTO BRAGA	TATIANA MACÊDO COSTA RÊGO
ANA PATRÍCIA SOARES NOGUEIRA	HEIDER JOSUÉ DE AQUINO NASCIMENTOO
MAURÍCIO NOGUEIRA	CAIO CESAR RIBEIRO
PAULO CÍCERO DA SILVA NETO	FERNANDA BIANCHINI EGERT
DANIEL ANDRÉ STIELER	OCTAVIO RENÉ LEBARBENCHON NETO

9.4.        GLOBAL AND ANNUAL COMPENSATION OF THE COMPANY’S MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL: To approve, by majority votes of the shareholders holding common shares and Class A and Class B preferred shares of the Company, recorded the abstentions and contrary votes, according to the voting map contained in Exhibit I of these minutes, the total amount of up to BRL 78,000,000.00 (seventy-eight million reais) related to the annual and global compensation of the Managers for the fiscal year 2025, including the fixed and variable fees, as well as the applicable benefits, net of social charges that are on the employer, which must be individualized by the Company’s Board of Directors, in accordance with the provisions of articles 25 and 26, item “viii” of the Company's Bylaws. Additionally, the amount of BRL 1,115,100.00 was approved in relation to the compensation of the members of the Fiscal Council for the fiscal year of 2024, in compliance with the provisions of article 162, paragraph 3 of the Brazilian Corporation Law, totaling, therefore, an annual and global compensation of the Managers and members of the Fiscal Council in the amount of BRL 79,115,100.00 (seventy-nine million, one hundred and fifteen thousand, one hundred reais).

10.           CLOSURE: In compliance with article 33, paragraph 4 of CVM Resolution 80, all the approvals, rejections and abstentions during the vote on each item on the agenda are included in Exhibit I, which, for all effects, should be considered as an integral part of these minutes. There being no further business to discuss, the Meeting was adjourned and these minutes were drawn up, as a summary of the events, and signed by the Presiding Board. Shareholders who participated in the Meeting through the electronic system provided by the Company had their attendance registered by the Presiding Board and will be considered signatories to these minutes, pursuant to article 47, paragraphs 1 and 2 of CVM Resolution 81, and the Company’s Shareholders Attendance Book. At last, the publication of these minutes with the omission of the shareholders’ signatures, pursuant to article 130, paragraph 2, of Brazilian Corporation Law, was unanimously authorized by the shareholders.

Camaçari/BA, April 28, 2025.

Presiding Board:

Felipe Guimarães Rosa Bon	Lilian Porto Bruno
Chairman	Secretary

Shareholders Present:

NSP INVESTIMENTOS S.A. – Em Recuperação Judicial NOVONOR S.A. – Em Recuperação Judicial

(p.p. Ms. Simone Torres de Oliveira)

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(p.p. Sr. Flavio Correa)

RENATO CHAVES

GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES

THE BANK OF NEW YORK

(p.p. Ms. Livia Beatriz Silva do Prado)

Votes presented via Absentee Ballot:

SOJITZ CORPORATION
EVERTON DOS SANTOS MATOS
ALUISIO MENDES DA ROCHA FILHO
PATRIQUE ALBANO
MIGUEL HLEBCZUK JUNIOR
ELINALDO VIEIRA DOS SANTOS
THOMAS MAGNO DE JESUS SILVEIRA
ROBERTO FORTUNATO
CAROLINE KROEFF MACHADO
SERGIO CAMPOS DA FONSECA
JOSE MARIA DE JESUS DOS SANTOS PINH
JANIELE CARNEIRO DA SILVA
DIEGO FERRAZ PROTON CAMPOS
GERCIEL RODRIGUES DA SILVA FILHO
FRANCISCO DE ASSIS DIAS
EMERSON BENEDITO DO NASCIMENTO SILVA
MARCIO DE ARAUJO MONTEIRO
JOSEMIR DE BARROS SILVA
THIAGO DE SOUZA FERREIRA
SIDNEY RIUDY NAKANISHI
JOSE ROBERTO RODRIGUES JUNIOR
DANIEL ANNUNCIATO JUNIOR
FABIO FEITOZA DA SILVA
HILTON DA SILVA NASCIMENTO
VILNEY LAUERMANN FALKEMBACH
JOSE LUIZ RAIMUNDO JUNIOR
LUCIANO MICHAEL DE SOUZA
ELDER SANTOS NAZARETH
CONRADO ALCESTE MONTINERI JUNIOR
RAFAEL COELHO DE PAULA
ADMIR TADEU ROSSINI
FRANCISCO OLAVIO TEIXEIRA COUTINHO
VICTOR HUGO PAULISTA ARANTES
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM
LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD
MANAGED PENSION FUNDS LIMITED
NORGES BANK
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS
TEACHER RETIREMENT SYSTEM OF TEXAS
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY
INTERNATIONAL MONETARY FUND
3M EMPLOYEE RETIREMENT INCOME PLAN TRUST
UTAH STATE RETIREMENT SYSTEMS
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
ISHARES PUBLIC LIMITED COMPANY
IVESCO FTSE RAFI EMERGING MARKETS ETF
ISHARES MSCI EMERGING MARKETS SMALL CAP ETF
COLLEGE RETIREMENT EQUITIES FUND
SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.
NAT WEST BK PLC AS TR OF ST JAMES PL GL SMALL COMP UNIT FUND
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
ISHARES III PUBLIC LIMITED COMPANY
AMERICAN HEART ASSOCIATION, INC.
ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND
MG GLOBAL E. M. FUND A SUB FUND OF MG I. F. (7)
STICHTING PGGM DEPOSITARY
SCHWAB EMERGING MARKETS EQUITY ETF
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
ISHARES MSCI BRAZIL SMALL CAP ETF
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
SSGA SPDR ETFS EUROPE I PLC
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VANGUARD FUNDS PUBLIC LIMITED COMPANY
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
PIMCO RAE EMERGING MARKETS FUND LLC
CC AND L Q 140-40 FUND
CCL U.S. Q MARKET NEUTRAL ONSHORE FUND II
ISHARES IV PUBLIC LIMITED COMPANY
LEGAL & GENERAL ICAV
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND

BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN
MG (LUX) INVESTMENT FUNDS 1
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
FRANKLIN LIBERTYSHARES ICAV
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
VANGUARD EMERGING MARKETS STOCK INDEX FUND
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
MERCER UCITS COMMON CONTRACTUAL FUND
THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
THRIFT SAVINGS PLAN
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
REASSURE LIMITED
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS
HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND
PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND
BLACKROCK BALANCED CAPITAL FUND, INC.
ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF
232TH FIA IE
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
HSBC ETFS PLC H MSCI E M S C ESG U ETF BC BNP PARIBAS BR SA
BLACKROCK SUSTAINABLE ADVANTAGE GL EQUITY FD OF BLKRK FDS
INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG
POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS
SPDR S&P EMERGING MARKETS EX-CHINA ETF
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE) 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 28, 2025

EXHIBIT I

FINAL SYNTHETIC SUMMARY VOTING MAP

Items on the Agenda of the Annual General Meeting

Held on April 28, 2025

Resolution code	Description of the resolution	Resolution vote	Number of shares		(%) of Share Capital	(%) of the Total Number of Ordinary Shares	(%) of the Total Number of Preference Shares
			Number of Shares (Ordinary)	Number of Shares (Preferred)

1	Examination, discussion, and voting on the Company’s Financial Statements, accompanied by the report and opinion of the Independent Auditors, the opinion of the Fiscal Council, and the report of the Statutory Compliance and Audit Committee, for the fiscal year ended December 31, 2024.	APPROVALS	442,397,103	165,508,290	85.4%	99.1%	62.5%
		REJECTIONS	1,000	36,420,833	5.1%	0.0%	13.7%
		ABSTENTIONS	4,192,850	5,495,460	1.4%	0.9%	2.1%
2	Examination, discussion, and voting on the Management Report and the respective accounts of the directors for the fiscal year ended December 31, 2024.	APPROVALS	442,397,103	165,532,268	85.4%	99.1%	62.5%
		REJECTIONS	1,000	36,394,641	5.1%	0.0%	13.7%
		ABSTENTIONS	4,192,850	5,476,404	1.4%	0.9%	2.1%
3	Nomination of all the names that compose the slate. - Eleição Majoritária	APPROVALS	442,397,147	201,532,780	90.5%	99.1%	76.0%
		REJECTIONS	1,000	491,545	0.1%	0.0%	0.2%
		ABSTENTIONS	4,192,806	5,379,610	1.3%	0.9%	2.0%

4	If one of the candidates of the slate leaves it, to accommodate the separate election referred to in articles 161, paragraph 4, and 240 of Law 6404, of 1976, can the votes corresponding to your shares continue to be conferred to the same slate?	APPROVALS	3,634,534	5,691,141	1.3%	0.8%	2.1%
		REJECTIONS	2,000	39,278,581	5.5%	0.0%	14.8%
		ABSTENTIONS	38	6,205,286	0.9%	0.0%	2.3%
5	Would you like to request a separate election by minority shareholders holding common shares for a member of the Fiscal Council, pursuant to Article 161, §4, a of the Brazilian Corporation Law?	APPROVALS	4,195,272	-	0.6%	0.9%	0.0%
		REJECTIONS	1,000	-	0.0%	0.0%	0.0%
		ABSTENTIONS	3,633,100	-	0.5%	0.8%	0.0%
6	Would you like to request a separate election by minority shareholders holding preferred shares for a member of the Fiscal Council, pursuant to Article 161, §4, a of the Brazilian Corporation Law?	APPROVALS	-	49,045,871	6.9%	0.0%	18.5%
		REJECTIONS	-	329,739	0.0%	0.0%	0.1%
		ABSTENTIONS	-	3,079,460	0.4%	0.0%	1.2%

7	Nomination of candidates to the supervisory board by shareholders holding preferred shares without voting rights or with restricted voting rights DANIEL STIELER / OCTAVIO LEBARBENCHON	APPROVALS	4,192,800	1,280,690	0.7%	0.9%	0.4%
		REJECTIONS	-	-	0.0%	0.0%	0.0%
		ABSTENTIONS	-	-	0.0%	0.0%	0.0%
8	To deliberate on the annual and global compensation limit for the directors and members of the Fiscal Council of the Company for the fiscal year ending on December 31, 2024.	APPROVALS	442,397,153	187,623,421	79.0%	97.9%	54.3%
		REJECTIONS	1,000	14,446,428	1.8%	0.0%	4.2%
		ABSTENTIONS	4,192,800	5,334,860	1.2%	0.9%	1.5%

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.